UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, informs to its shareholders and to the market in general that received today from its indirect controlling shareholder Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”) the correspondence transcribed below:

“Subject: Transfer to an Affiliate of Shares Bound to the Controlling Block of CPFL Energia S.A..

Dear Sirs,

In view of the provisions of clause 11.5 of the Shareholders' Agreement of CPFL Energia, consider this letter to formally communicate the following:

1.   Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) is exclusive unitholder of BB Carteira Livre I Fundo de Investimento em Ações (BB CL I FIA) fund, managed by BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A. (“BB DTVM”), signatory of the Shareholders’ Agreement of CPFL Energia.

2.   BB CL I FIA intends to transfer to PREVI all of the Company's common shares, bound to Company's Controlling Block by the said Shareholders' Agreement, as many are, one hundred ninety-six million, two hundred seventy-six thousand and five hundred and fifty-eight (196,276,558) shares.

3.   PREVI expresses its unrestricted adherence to the Shareholders' Agreement of CPFL Energia, in all its terms, as provided in its clause 11.5 (I), passing thus from the effective date of the above transfer, to exercise their rights and obligations under the said Shareholders' Agreement.

We are available to you to provide any additional information that may be necessary.

Sincerely yours,

Renato Proença Lopes

Diretor de Participações

Marcus Moreira de Almeida

Diretor de Investimentos

CPFL Energia clarifies that, when being informed of the execution of the transfer of shares mentioned in the correspondence, the Company will proceed with the update of its Reference Form and the release of a new Announcement to the Market.

São Paulo, September 6, 2016.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 6, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.